UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 16, 2015

ROI Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-36068 (Commission File Number)	46-3100431 (I.R.S. Employer Identification Number)

601 Lexington Avenue, 51st Floor New York, New York (Address of principal executive offices)	10022 (Zip code)

(212) 825-0400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01 Entry into a Material Definitive Agreement.

On October 16, 2015, ROI Acquisition Corp. II (“ROI”), Ascend Telecom Infrastructure Private Limited (“Ascend India”), Ascend Telecom Holdings Limited (“Ascend Holdings”) and NSR-PE Mauritius LLC (“NSR”) entered into Amendment No. 2 (the “Amendment”) to the Agreement and Plan of Merger, dated July 23, 2015 and amended on August 19, 2015 and October 16, 2015 (the “Merger Agreement”), by and among Ascend India, Ascend Holdings, ROI, and NSR.

The Amendment modifies the conditions to the obligations of Ascend Holdings to consummate the transactions contemplated by the Merger Agreement as follows:

•	the minimum cash required to be held by ROI is reduced from INR 5,585,461,616 to INR 3,606,391,040, subject to further adjustment based on differences in the exchange rate between the U.S. Dollar and the Indian Rupee from the date that the Merger Agreement was executed to the last business day prior to the date of the closing of the transaction contemplated by the Merger Agreement;

•	the maximum allowed amount of redemptions by shareholders of ROI as a condition to the obligation of Ascend Holdings to consummate the transactions contemplated by the Merger Agreement is removed; and

•	an additional condition is inserted providing that the holders of ROI’s founder shares will forfeit 1,143,750 founder shares upon the closing of the Business Combination.

The Amendment reduces the number of ordinary shares of Ascend Holdings required to be held by NSR as of the closing date of the Merger Agreement, from 12,545,000 shares to 11,010,127, excluding any earnout shares and prior to giving effect to an additional number of Ascend Holdings ordinary shares issued to NSR in connection with certain additional contributions by NSR or an affiliate of NSR. As a result of the reduction in Ascend Holdings ordinary shares to be held by NSR (as described above), the Amendment also reduces the number of Ascend Holdings ordinary shares that are to be reserved for purchase price adjustment and indemnity purposes.

The Amendment removes the requirement that Ascend Holdings use a portion of the net cash in ROI’s trust account and any proceeds received in connection with any U.S. Dollar/Indian Rupee currency put option transaction entered into by Ascend India, Ascend Holdings, Ascend Mauritius or Merger Sub for the purpose of paying a portion of the outstanding subordinated debt owed by Ascend India to IFIN.

The Amendment also amends the forfeiture timeframe for the 2,000,000 earnout shares to be issued to NSR upon the closing, such that 1,000,000 of such earnout shares are subject to forfeiture within nine months after the date of the closing in the event that certain performance hurdles are not satisfied, and the other 1,000,000 of such earnout shares are subject to forfeiture within 18 months after the date of the closing in the event that additional performance hurdles are not satisfied. Prior to the execution of the Amendment, the Merger Agreement provided for forfeiture of all 2,000,000 of such earnout shares within nine months after the closing in the event the specified performance hurdles were not met.

The foregoing summary of the terms of the Amendment does not purport to be complete and is qualified by reference to the text of the Amendment, which is attached Annex A to the Proxy Supplement dated October 16, 2015 that was filed with the Securities and Exchange Commission by ROI on October 16, 2015.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit

2.1	Amendment No. 2 to the Merger Agreement (incorporated by reference to Annex A to the Definitive Additional Materials filed on Schedule 14A by ROI on October 16, 2015).

ADDITIONAL INFORMATION ABOUT THE EXTENSION AND BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the proposed business combination (“Business Combination”), Ascend Holdings, a newly formed Cayman Islands holding company which, following the Business Combination, will be the indirect parent of Ascend India, filed a Registration Statement on Form F-4 (file no. 333-205872) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) which includes the related preliminary proxy statement/prospectus, that is both the proxy statement that was distributed to holders of ROI’s common stock and public warrants in connection with the solicitation by ROI of proxies for the vote by the stockholders on the Business Combination and the vote by the warrantholders on a proposed amendment to the warrant agreement governing ROI’s outstanding warrants, as well as the prospectus covering the registration of the proposed issuance of ordinary shares to be issued in the Business Combination and pursuant to the warrant amendment proposal. The Registration Statement was declared effective on October 1, 2015. On or about October 2, 2015, ROI mailed the definitive proxy statement/prospectus to its stockholders and warrantholders, as applicable, of record as of September 18, 2015. In addition, on October 16, 2015, Ascend Holdings filed a supplement to the proxy statement/prospectus in connection with the amendments to the Merger Agreement that was mailed to ROI's stockholders and warrantholders. ROI’s stockholders and warrantholders and other interested persons are advised to read the definitive proxy statement/prospectus, and any amendments or supplements thereto, because these documents contain important information about Ascend Holdings, Ascend India, ROI, the proposed Business Combination and the proposed warrant agreement amendment. Stockholders and warrantholders, as applicable, may obtain copies of the proxy statement/prospectus and the Registration Statement without charge at the SEC's Internet site at http://www.sec.gov or by directing a request to: ROI Acquisition Corp. II, 601 Lexington Avenue, 51st Floor, New York, New York 10022, tel. (212) 825-0400, Attention: Joseph A. De Perio.

ABOUT ROI ACQUISITION CORP. II

ROI is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving ROI and one or more businesses. ROI is a Delaware corporation formed in 2013. Its securities are traded on NASDAQ under the ticker symbols ROIQ, ROIQW and ROIQU.

ABOUT ASCEND INDIA

Ascend India, a private limited company incorporated in March 2002 under the Indian Companies Act in the Republic of India, is an independent owner and provider of passive telecommunications infrastructure on a shared, multi-tenancy basis for all 11 wireless operators in India. As of March 31, 2015, Ascend had 4,843 towers and 8,769 tenants. Following the business combination, Ascend will be an indirect wholly-owned subsidiary of Ascend Holdings, a newly formed Cayman Islands holding company.

PARTICIPANTS IN THE SOLICITATION

ROI and its directors and officers may be deemed participants in the solicitation of proxies to ROI’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and officers and a description of their interests in ROI is contained in the definitive proxy statement/prospectus for the proposed Business Combination.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated October 22, 2015

ROI Acquisition Corp. II

By:	/s/ Joseph A. De Perio
Joseph A. De Perio Vice Chairman of the Board and President

EXHIBIT INDEX

Exhibit Number	Exhibit

2.1	Amendment No. 2 to the Merger Agreement (incorporated by reference to Annex A to the Definitive Additional Materials filed on Schedule 14A by ROI on October 16, 2015).